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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SBS BROADCASTING S.A.

(Name of Issuer)

Common Shares, par value € 2.00 per share

(Title of Class of Securities)

L8137F-10-2

(CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Global, Inc.
4643 South Ulster Street, #1300
Denver, Colorado 80237
(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. L8137F-10-2			Page 2 of 11

1.	Name of Reporting Person: Liberty Global, Inc.		I.R.S. Identification Nos. of above persons (entities only): 20-2197030

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000,000 common shares [1]

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 6,000,000 common shares [1]

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.2% [2]

14.	Type of Reporting Person (See Instructions): CO

[1]	Held by UnitedGlobalCom Europe B.V., an indirect wholly owned subsidiary of Liberty Global, Inc.

[2]	Based on 32,904,090 of the Issuer’s Common Shares outstanding as of June 24, 2005, as reported in the Issuer’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2005.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 2)
Statement of
LIBERTY GLOBAL, INC.
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
SBS BROADCASTING S.A.
     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by Liberty Global, Inc., a Delaware corporation (“LGI” or the “Reporting Person”), amends and supplements the Statement on Schedule 13D (the “Original LMI Statement”) originally filed by Liberty Media International, Inc. (“LMI”), as part of a reporting group with UnitedGlobalCom, Inc. (“UGC”), with the Securities and Exchange Commission (“SEC”) on June 7, 2004, which statement also served as Amendment No. 2 to the Statement on Schedule 13D originally filed by UGC with the SEC on February 25, 2003 (the “Original UGC Statement”), and later amended and supplemented by Amendment No. 1 thereto filed by UGC with the SEC on April 10, 2003, as such filings were further amended and supplemented by Amendment No. 1 to the Original LMI Statement (as so amended, the “LGI Statement”), filed by LGI with the SEC as a result of the business combination transaction pursuant to which LGI became the new parent company of LMI and UGC, which statement also served as Amendment No. 3 to the Original UGC Statement (as so amended, the “UGC Statement”), with respect to the Common Shares, par value e2.00 per share, of SBS Broadcasting S.A. (the “Issuer”). The LGI Statement, the UGC Statement and this Amendment No. 2 are collectively referred to as the “Statement.”
     Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Statement.

Item 2.	Identity and Background
     The information contained in Item 2 of the Statement is hereby amended and supplemented by adding the following information:
     This statement is being filed by Liberty Global, Inc., a Delaware corporation, having its principal business address at 4643 South Ulster Street, Suite 1300, Denver Colorado 80237. LGI is the successor issuer to Liberty Media International, Inc., a Delaware corporation, and owns 100% of UnitedGlobalCom, Inc., a Delaware corporation.
     LGI owns interests in broadband, distribution and content companies operating outside the continental United States, principally in Europe, Asia, and Latin America. Through its subsidiaries and affiliates, LGI is the largest broadband cable operator outside the United States in terms of subscribers.

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Schedule 1 attached to this Amendment No. 2 contains the following information concerning each director, executive officer or controlling person of LGI: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.
     During the last five years, neither LGI nor, to the knowledge of LGI, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither LGI nor, to the knowledge of LGI, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction
     The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following information:
     The Issuer has entered into a sale and purchase agreement with PKS Media S.a.r.l. (“PKS”), dated August 21, 2005, as amended and restated August 25, 2005 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer agreed to sell substantially all of its assets to PKS, an acquisition company jointly held by Permira and Kohlberg Kravis Roberts & Co., for €1.691 billion in cash and the assumption of substantially all of the Issuer’s liabilities. Following completion of the acquisition, the Issuer will be liquidated and the cash purchase price, together with proceeds from the exercise of options, distributed to the Issuer’s shareholders.
     In connection with the transaction described above, and as a condition to PKS’ willingness to enter into the Purchase Agreement, UnitedGlobalCom Europe B.V., the indirect wholly owned subsidiary of LGI which holds LGI’s interest in the Issuer (“UGC Europe”), and Shane O’Neill, a Schedule 1 Person (“O’Neill”), in his capacity as an individual, have entered into separate voting agreements with PKS, each dated as of August 21, 2005 (the “Voting Agreements”). In their respective Voting Agreement, UGC Europe and O’Neill (each being a “VA Obligor”) each made customary representations and warranties and each agreed to:
•	attend and participate in all meetings of the Issuer’s shareholders called in connection with the Purchase Agreement, the acquisition and/or the transactions contemplated by the Purchase Agreement;

•	at any such meeting of the Issuer’s shareholders, vote the Common Shares held by such VA Obligor, or cause such Common Shares to be voted, for the approval of

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the acquisition and the other transactions contemplated by the Purchase Agreement and other matters relating thereto presented for approval of the Issuer’s shareholders;

•	at any meeting of the Issuer’s shareholders, vote the Common Shares held by such VA Obligor, or cause such Common Shares to be voted, against the approval of any other contract, agreement or arrangement providing for an acquisition of shares, acquisition of assets, merger, consolidation or other business combination of the Issuer with or by any person other than PKS, or providing for any amendment to the Issuer’s organizational documents or any other action or contract, agreement or arrangement that is intended to or could reasonably be expected to impede, interfere with, delay or discourage the acquisition or the other transactions contemplated by the Purchase Agreement, or change the voting rights of any class of capital stock of the Issuer; and

•	from time to time, execute and deliver, or cause to be executed and delivered, such written shareholder consents, documents, agreements and other instruments as may be reasonably required for the purpose of effectively carrying out the intention of the parties under the applicable Voting Agreement.
     In addition, under their respective Voting Agreement, UGC Europe and O’Neill each agreed not to, without the prior written consent of PKS: (i) sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any of the Common Shares held by such VA Obligor, (ii) grant any proxy, deposit any Common Shares held by such VA Obligor in a voting trust or enter into a voting agreement, power of attorney, voting trust or similar arrangement with respect to the Common Shares held by such VA Obligor (except for the applicable Voting Agreement), or (iii) take any other action that would make any representation or warranty of such VA Obligor contained in the applicable Voting Agreement untrue or incorrect in any material respect or have the effect of preventing such VA Obligor from performing its obligations under the applicable Voting Agreement.
     Each Voting Agreement will terminate upon the earliest to occur of (i) the closing of the acquisition as contemplated under the Purchase Agreement, (ii) November 30, 2005, (iii) the date of the termination of the Purchase Agreement and (iv) the date that the Purchase Agreement shall have been amended in a manner materially adverse to the interests of the applicable VA Obligor.
     UGC Europe and O’Neill each agreed that PKS shall be entitled to an injunction or other equitable remedies to prevent breaches of the provisions of their respective Voting Agreement and to enforce specifically the terms and provisions of their respective Voting Agreement, in addition to any other remedy to which PKS may be entitled at law or in equity.
     The foregoing summary of the Purchase Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text thereof filed herewith as Exhibits 6, 7 and 8, respectively.

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     LGI intends to continuously review its investment in the Issuer, and may in the future determine, subject to UGC Europe’s Voting Agreement, to (1) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) dispose of all or a portion of its interest in the Issuer or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, LGI specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), LGI currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (A) the Issuer’s business and prospects; (B) other developments concerning the Issuer and its businesses generally; (C) other business opportunities available to LGI; (D) developments with respect to the business of LGI; (E) changes in law and government regulations; (F) general economic conditions; and (G) money and stock market conditions, including the market price of the securities of the Issuer.
     Other than as set forth in the Statement (including the exhibits hereto) or as contemplated or permitted by the agreements described in the Statement, LGI does not currently have any specific plans or proposals that relate to or would result in:
         (i)       acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         (ii)       an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         (iii)       a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
         (iv)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (v)       any material change in the present capitalization or dividend policy of the Issuer;
         (vi)       any other material change in the Issuer’s business or corporate structure;
         (vii)       changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
         (viii)       a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (ix)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
         (x)       any action similar to any of those enumerated in this paragraph.

Item 5.	Interest in Securities of the Issuer
     The information contained in Item 5 of the Statement is hereby amended and supplemented by adding the following information:
     (a)       LGI beneficially owns, and may be deemed to have voting and dispositive power with respect to, 6,000,000 Common Shares of the Issuer registered in the name of UGC Europe, an indirect wholly owned subsidiary of LGI. Based on the 32,904,090 Common Shares that were issued and outstanding as of June 24, 2005 (as disclosed in the Issuer’s Annual Report on Form 20-F, as filed with the SEC on June 30, 2005), the 6,000,000 Common Shares beneficially owned by the Reporting Person represented on that date approximately 18.2% of the issued and outstanding Common Shares.

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                  O’Neill, who is a Schedule 1 Person, holds options to acquire 20,000 Common Shares (of which options to acquire 11,250 Common Shares are currently exercisable), which Common Shares represent less than 1% of the issued and outstanding Common Shares (based on the issued and outstanding Common Share information described in paragraph (a) of this Item 5). O’Neill and UGC have agreed that his options are held for the benefit of UGC.
                  Except as described herein, to the best knowledge of LGI, as of the date hereof, neither LGI nor any of the Schedule 1 Persons beneficially owns any Common Shares.
     (b)       Subject to the provisions of the applicable Voting Agreement, the Reporting Person has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, the 6,000,000 Common Shares beneficially owned by the Reporting Person.
     (c)       Except as described herein, as of the date hereof, there have been no transactions in the shares of the Issuer effected during the past 60 days by LGI, or, to the best knowledge of LGI, by any of the Schedule 1 Persons.
     (d)       Except as described in paragraph (a) of this Item, none.
     (e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The information contained in Item 6 of the Statement is hereby amended and supplemented by adding the following information:
     The information included in Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits
     The information contained in Item 7 of the Statement is hereby amended and supplemented by adding the following information:

No.	Document
Exhibit 6	Sale and Purchase Agreement between SBS Broadcast S.A. (“SBS”) and PKS Media S.a.r.l., dated August 21, 2005, as amended and restated August 25, 2005 (Incorporated by reference to the sole exhibit to SBS’s Report on Form 6-K, dated August 25, 2005 (File No. 000-21302))
Exhibit 7	Voting Agreement between UnitedGlobalCom Europe B.V. and PKS Media S.a.r.l., dated August 21, 2005*
Exhibit 8	Voting Agreement between Shane O’Neill and PKS Media S.a.r.l., dated August 21, 2005*

*Filed herewith

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SIGNATURE
     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 30, 2005

LIBERTY GLOBAL, INC.

By:	/s/ Elizabeth M. Markowski

Name: Elizabeth M. Markowski
Title: Senior Vice President, Secretary and General Counsel

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SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY GLOBAL, INC.
     The name and present principal occupation of each director and executive officer of Liberty Global, Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Global, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237. To the knowledge of Liberty Global, Inc., all executive officers and directors listed on this Schedule 1 are United States citizens, except for Miranda Curtis, Charles H.R. Bracken, and Shane O’Neill, who are citizens of the United Kingdom, and John W. Dick, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of LGI
Michael T. Fries	Director of LGI; President and Chief Executive Officer
John P. Cole, Jr.	Director of LGI; Of Counsel of Cole, Raywid and Braverman LLP
John W. Dick	Director of LGI; Non-executive Chairman of Hooper Industries Group
Paul A. Gould, with a business address of Allen & Company L.L.C., 711 Fifth Avenue, 8th Floor, New York, New York 10022	Director of LGI; Managing Director of Allen & Company L.L.C.
David E. Rapley	Director of LGI
Larry E. Romrell	Director of LGI
Gene W. Schneider	Director of LGI
J.C. Sparkman	Director of LGI
J. David Wargo, with a business address of Wargo & Company, Inc., 712 Fifth Avenue, New York, New York 10019	Director of LGI; President of Wargo & Company, Inc.
Bernard G. Dvorak	Senior Vice President, Co-Chief Financial Officer (and Principal Accounting Officer)
Charles H.R. Bracken	Senior Vice President, Co-Chief Financial Officer (and Principal Financial Officer)
Elizabeth M. Markowski	Senior Vice President, Secretary, General Counsel
Anthony G. Werner	Senior Vice President, Chief Technology Officer
Frederick G. Westerman III	Senior Vice President, Investor Relations & Corporate Communications

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Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Shane O’Neill	Senior Vice President, Chief Strategy Officer; and President, chellomedia
Amy M. Blair	Senior Vice President, Global Human Resources
Gene Musselman	President & Chief Operating Officer, UPC Broadband
Miranda Curtis	President, Liberty Global Japan
David J. Leonard	President, Liberty Global Latin America

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EXHIBIT INDEX

No.	Document
Exhibit 6	Sale and Purchase Agreement between SBS Broadcast S.A. (“SBS”) and PKS Media S.a.r.l., dated August 21, 2005, as amended and restated August 25, 2005 (Incorporated by reference to the sole exhibit to SBS’s Report on Form 6-K, dated August 25, 2005 (File No. 000-21302))
Exhibit 7	Voting Agreement between UnitedGlobalCom Europe B.V. and PKS Media S.a.r.l., dated August 21, 2005*
Exhibit 8	Voting Agreement between Shane O’Neill and PKS Media S.a.r.l., dated August 21, 2005*

*Filed herewith

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